Filed Pursuant to Rule 433

Registration No. 333-176885

June 19, 2012

CubeSmart, L.P.

Pricing Term Sheet

$250,000,000 of 4.80% Senior Notes due 2022

Issuer:	CubeSmart, L.P.

Guarantor:	CubeSmart

Expected Ratings: (Moody’s / S&P)*:	Baa3 / BBB-

Security Type:	Senior Unsecured Notes

Type of Offering:	SEC Registered

Pricing Date:	June 19, 2012

Settlement Date:	June 26, 2012 (T+5)

Maturity Date:	July 15, 2022

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2013

Principal Amount:	$250,000,000

Benchmark:	1.75% due May 15, 2022

Benchmark Price / Yield:	101-6+ / 1.618%

Spread to Benchmark Treasury:	+ 320 bps

Yield to Maturity:	4.818%

Coupon:	4.80%

Public Offering Price:	99.855%

Optional Redemption:

The Issuer may redeem the notes, in whole or in part, at any time prior to maturity. If the notes are redeemed before April 15, 2022, the redemption price will equal the greater of: (i) 100% of the principal amount of the notes to be redeemed; and (ii) the sum of the present values of the remaining payments of principal and interest (not including any accrued and unpaid interest) discounted to the redemption date on a semi-annual basis at the applicable treasury rate plus 50 basis points, plus accrued and unpaid interest to, but excluding, the redemption date.

If the notes are redeemed on or after April 15, 2022, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

CUSIP / ISIN:	22966R AA4 / US22966RAA41

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Lead Manager:	PNC Capital Markets LLC

Senior Co-Managers:	RBS Securities Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BMO Capital Markets Corp. RBC Capital Markets, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com or from Wells Fargo Securities, LLC by calling toll-free at 1-800-326-5897 or emailing cmClientsupport@wellsfargo.com.